UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 68198/November 9, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15062

In the Matter of   :
                : ORDER MAKING FINDINGS AND
CHINA MEDICAL TECHNOLOGIES, INC. : REVOKING REGISTRATION
                : BY DEFAULT

SUMMARY

This Order revokes the registration of the registered securities of Respondent China Medical Technologies, Inc. The revocation is based on Respondent's failure to comply with reporting requirements of the Securities Exchange Act of 1934 (Exchange Act).

I. BACKGROUND

The Securities and Exchange Commission (Commission) initiated this proceeding on October 11, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Exchange Act. The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12 of the Exchange Act and that it is delinquent in its periodic filings with the Commission, having failed to file its annual report for 2011. On November 7, 2012, Respondent affirmatively declined to defend the proceeding. Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true. See OIP at 2-3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

China Medical Technologies, Inc. (CIK No. 1326059),[1] is a Cayman Islands corporation located in the People's Republic of China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12. The Commission's public official records contained in EDGAR show that the company is delinquent in its periodic filings with the

---

[1] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Commission, having not filed any periodic reports since it filed, on July 18, 2011, a Form 20-F[2] for the year ended March 31, 2011. The company's American Depositary Shares are currently quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., under the ticker symbol "CMEDY."

III. CONCLUSIONS OF LAW

By failing to file its required annual report, Respondent violated Exchange Act Section 13(a) and Rule 13a-1.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required periodic reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violation was egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.[3]

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

---

[2] A registration statement on Form 20-F, filed by foreign private issuers such as Respondent, pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

[3] A letter was received from existing shareholders of Respondent requesting leave to participate and arguing that they would be harmed by revocation. However, leave to participate status may not be granted in enforcement proceedings. See 17 C.F.R. § 201.210(c). Further, harm to existing shareholders is not a basis for withholding revocation. See Nature's Sunshine Products, Inc., 95 SEC Docket at 13500-01; Impax Lab., Inc., 93 SEC Docket at 6256; America's Sports Voice, Inc., 90 SEC Docket at 885-86; Eagletech Commc'ns, Inc., 88 SEC Docket at 1230; Gateway Int'l Holdings, Inc., 88 SEC Docket at 443.

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of China Medical Technologies, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge

3